Filed Pursuant to Rule 433

Registration No. 333-132554

August 8, 2008

$250,000,000 Floating Rate Notes due 2009

TERM SHEET

Issuer:	CME Group Inc.

Security Type:	SEC Registered Senior Unsecured Notes

Expected Ratings:	Aa3 (Moody’s) / AA (S&P)

Size:	$250,000,000

Trade Date:	August 7, 2008

Settlement Date:	August 12, 2008 (T+3)

Maturity:	August 6, 2009

Public Offering Price:	100.00%

Interest Rate Basis:	LIBOR

Index Maturity:	Three Months

Spread:	Plus 20 bps

Interest Payment Dates:	Quarterly, on each February 6, May 6, August 6 and November 6, commencing November 6, 2008

Interest Reset Dates:	Quarterly, on each Interest Payment Date

Interest Determination Dates:	Two London Banking Days prior to each Interest Reset Date

Initial Interest Rate:	To be determined two London Banking Days prior to Settlement Date

Net Proceeds:	$249,750,000

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest

Day Count:	Actual/360

Payment Business Days:	New York

Payment Convention:	Modified Following, Unadjusted

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572Q AB1 / US12572QAB14

Joint Bookrunning Managers:	Banc of America Securities LLC UBS Securities LLC

Joint Lead Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities International plc

Co-Managers:	Lloyds TSB Bank plc Scotia Capital (USA) Inc. PNC Capital Markets LLC

Short-Term Debt Instruments:	The notes described in this term sheet will be treated as short-term debt instruments (as defined in the preliminary prospectus supplement) for U.S. federal income tax purposes

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

This communication should be read in conjunction with the preliminary prospectus supplement dated August 7, 2008 and the accompanying prospectus dated March 17, 2006.

$300,000,000 Floating Rate Notes due 2010

TERM SHEET

Issuer:	CME Group Inc.

Security Type:	SEC Registered Senior Unsecured Notes

Expected Ratings:	Aa3 (Moody’s) / AA (S&P)

Size:	$300,000,000

Trade Date:	August 7, 2008

Settlement Date:	August 12, 2008 (T+3)

Maturity:	August 6, 2010

Public Offering Price:	100.00%

Interest Rate Basis:	LIBOR

Index Maturity:	Three Months

Spread:	Plus 65 bps

Interest Payment Dates:	Quarterly, on each February 6, May 6, August 6 and November 6, commencing November 6, 2008

Interest Reset Dates:	Quarterly, on each Interest Payment Date

Interest Determination Dates:	Two London Banking Days prior to each Interest Reset Date

Initial Interest Rate:	To be determined two London Banking Days prior to Settlement Date

Net Proceeds:	$299,400,000

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest

Day Count:	Actual/360

Payment Business Days:	New York

Payment Convention:	Modified Following, Unadjusted

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572Q AC9 / US12572QAC96

Joint Bookrunning Managers:	Banc of America Securities LLC UBS Securities LLC

Joint Lead Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities International plc

Co-Managers:	Lloyds TSB Bank plc Scotia Capital (USA) Inc. PNC Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

This communication should be read in conjunction with the preliminary prospectus supplement dated August 7, 2008 and the accompanying prospectus dated March 17, 2006.

$750,000,000 5.40% Notes due 2013

TERM SHEET

Issuer:	CME Group Inc.

Security Type:	SEC Registered Senior Unsecured Notes

Expected Ratings:	Aa3 (Moody’s) / AA (S&P)

Size:	$750,000,000

Trade Date:	August 7, 2008

Settlement Date:	August 12, 2008 (T+3)

Maturity:	August 1, 2013

Interest Rate Per Annum:	5.40%

Interest Payment Dates:	Semiannually, on February 1 and August 1 of each year

First Interest Payment Date:	February 1, 2009

Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury plus 35 bps

Special Mandatory Redemption:

If the merger with NYMEX Holdings, Inc. is not consummated or if the merger agreement is terminated on or before December 31, 2008, at 101% of the aggregate principal amount, plus accrued and unpaid interest

Public Offering Price:	99.989%

Treasury Benchmark:	3.375% Notes due 2013

Treasury Benchmark Price:	$101-00+

Treasury Benchmark Yield:	3.153%

Re-offer Spread vs. Treasury:	+ 225 bps

Yield to Maturity:	5.403%

Net Proceeds:	$747,292,500

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest

Day Count:	30/360

Payment Business Days:	New York

Payment Convention:	Following, Unadjusted

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572Q AA3 / US12572QAA31

Joint Bookrunning Managers:	Banc of America Securities LLC UBS Securities LLC

Joint Lead Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities International plc

Co-Managers:	Lloyds TSB Bank plc Scotia Capital (USA) Inc. PNC Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

This communication should be read in conjunction with the preliminary prospectus supplement dated August 7, 2008 and the accompanying prospectus dated March 17, 2006.

The following information updates the disclosure under “Prospectus Supplement Summary—Sources and Uses” and “Use of Proceeds” in the Preliminary Prospectus Supplement:

We estimate that we will receive proceeds from this offering of approximately $1.295 billion net of underwriting discounts and estimated expenses. We intend to use the net proceeds to fund a portion of the cash purchase price for the merger. This offering is not conditioned upon completion of the merger. The closing of the merger is not conditioned on the closing of this offering but is subject to a number of conditions precedent, which may or may not occur. If we do not consummate the merger, we will use the net proceeds from the offering of the Floating Rate Notes for general corporate purposes. In addition, if we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will use a portion of the net proceeds from this offering to redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Risk Factors—The offering of the notes is not conditioned on the completion of the merger,” “The Transactions,” “Unaudited Pro Forma Condensed Combined Financial Statements of the Combined Company” and “Description of the Notes—Special Mandatory Redemption” in the Preliminary Prospectus Supplement.

The following table illustrates the estimated sources and uses of funds for the Transactions as if they had occurred on March 31, 2008. Actual amounts will vary from estimated amounts depending on several factors. See “The Transactions” in the Preliminary Prospectus Supplement.

As of March 31, 2008
(in thousands)
Sources of funds:
Cash on hand	$677,263
Liquidation of marketable securities	601,919
Credit Facilities(1):
Revolving Credit Facility	880,000
Term Loan Facility	380,000
Bridge Facility	448,010
Floating Rate Notes due 2009 offered hereby	250,000
Floating Rate Notes due 2010 offered hereby	300,000
5.40% Notes due 2013 offered hereby	750,000

Total sources	$4,287,192

Uses of funds:(2)
Cash merger consideration(3)	$3,412,260
Membership Rights Payment(4)	612,000
Refinancing of existing NYMEX Holdings debt	80,281
Make-whole payment for NYMEX Holdings debt	20,874
Transaction costs(5)	161,777

Total uses	$4,287,192

(1)	On July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC agreed, subject to the terms and conditions in the commitment letter, to provide us with the 364-day, up to $3.2 billion senior unsecured Bridge Facility. On July 21, 2008, we also entered into a commitment letter with the same parties pursuant to which Banc of America Securities LLC and UBS Securities LLC agreed to use their best efforts to arrange a syndicate of lenders to provide for the Senior Credit Facilities. We expect the Senior Credit Facilities to consist of the three-year Term Loan Facility and the three-year Revolving Credit Facility. We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under the Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders.

Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities exceeds $800 million and by the net cash proceeds of certain capital markets transactions we engage in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. If the Senior Credit Facilities are not available in the amount indicated in the table above or at all, we plan to rely on proceeds from the Bridge Facility, the proceeds from this offering, cash and marketable securities on hand and other available funding sources to pay the cash merger consideration and the Membership Rights Payment, repay outstanding indebtedness of NYMEX Holdings, pay transaction costs and provide working capital for ongoing operations.

(2)	Does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group intends to declare following resolution of the pending transaction with NYMEX Holdings. If the merger closes, the dividend will aggregate approximately $335.1 million, and if the merger does not close, the special dividend would remain $5.00 per share of CME Group Class A and Class B common stock but would aggregate $272.4 million because of the lower number of shares outstanding.

(3)	Under the terms of the Merger Agreement, shareholders of NYMEX Holdings will receive total consideration equal to 0.1323 shares of CME Group Class A common stock and $36.00 in cash for each share of NYMEX Holdings’ common stock outstanding, or an aggregate of approximately 12.5 million shares of CME Group Class A common stock and cash of $3.4 billion. Shareholders of NYMEX Holdings can elect to receive either CME Group Class A common stock or cash for each share of NYMEX Holdings common stock, subject to proration in the event that total cash elections are either greater than or less than the mandatory cash component of approximately $3.4 billion. Under certain circumstances, CME Group may choose to increase the cash amount if NYMEX Holdings shareholders elect to receive more than $3.4 billion in cash.

(4)	Assumes a Membership Rights Payment of $750,000 is paid in respect of all 816 NYMEX Class A Memberships.

(5)	Transaction costs represent our estimated fees, expenses and other costs associated with the Transactions. Such fees and expenses include placement and other financing fees as well as advisory fees, and other transaction costs and professional fees.